ARTICLES OF AMENDMENT
                                     TO THE
                          ARTICLES OF INCORPORATION OF
                              U.S. TRUCKING, INC.

1. The name of the corporation is U.S. Trucking, Inc. (the
"Corporation").

2. Article First of the corporation's Articles of Incorporation is hereby amended to read in its entirety as follows:

The name of the Corporation is Logistics Management Resources, Inc.

3. Article Fourth of the corporation's Articles of Incorporation is amended by adding at the end the following:

Any outstanding series of preferred stock may be amended to delete, revise or add any provision which would have been permissible to be included or deleted in the terms of such series upon initial establishment by the Board of Directors, upon approval of the Board of Directors, the holders of a majority of the outstanding shares of such series (unless a higher percentage is required under the terms thereof) and the holders of any other series of preferred stock enjoying an express right under applicable law or the terms of such series to approve such amendment.

4. The amendments set forth above were adopted on January 29, 2001.

5. The amendments were not required to be voted upon by a separate voting group.


Dated: February 6, 2001


U.S. TRUCKING, INC.



BY:___________________________
Danny Pixler, President